MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

February 1, 2013

VIA EDGAR

Ms. Sheila Stout, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc. (the “Corporation”)
Securities Act File No. 333-124430
Investment Company Act File No. 811-21761

Dear Ms. Stout:

On behalf of the Corporation and each series included therein (each, a “Fund,” and collectively, the “Funds”), I am writing in response to the comments I received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via a telephone conversation held on January 3, 2013 regarding the Staff’s recent review of the Corporation’s quarterly schedule of portfolio holdings filed on Form N-Q for the period ending June 30, 2012, and its annual shareholder report filed on Form N-CSR for the period ended September 30, 2012. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Corporation’s respective responses.

Form N-Q

1.	Staff Comment: Note 3 of the Notes to the Schedule of Investments, in discussing the fair value hierarchy for the Funds, states that “there was no significant movement between Levels 1 and 2 during the period.” Please explain what the Funds consider to be material transfers. Under the accounting standards set forth in the Financial Accounting Standards Board’s ASC 820, all transfers between Level 1 and 2 of the fair value hierarchy must be disclosed, not just those that are significant or material.

Ms. Sheila Stout, Esq.

February 1, 2013

Response: After discussing this comment with representatives of the Corporation, we hereby confirm that there were no transfers of any kind during the quarter covered by the Form N-Q. In any future filings that require disclosure of the fair value hierarchy of the Funds, we hereby undertake to report any transfers between fair valuation levels.

Form N-CSR

2.	Staff Comment: Some Funds currently fair value certain securities listed on their Schedule of Investments. The footnotes indicating that a certain security has been fair valued in the Schedule of Investments do not indicate what level (i.e., Level 2 or Level 3) at which these securities have been fair valued. We note that, in Note 2 of the Notes to the Financial Statements, there were no Level 3 securities fair valued by the Board. Please confirm the level at which the securities were fair valued.

Response: Each security that has been fair valued in accordance with fair valuation procedures established by the Corporation’s Board of Directors has a footnote stating as such in the Schedule to Investments. We hereby confirm that there were no Level 3 securities during the period covered by the annual report to shareholders, and that all fair valued securities included in the annual report are Level 2 securities.

3.	Staff Comment: According to the Schedule of Investments, some Funds have invested more than 25% of their assets in particular sectors, but the current prospectus for the Corporation does not include any disclosure about the principal risks of concentrating in certain economic sectors. Consider whether such disclosure should be incorporated into the Corporation’s registration statement.

Response: In the most recent amendment to the registration statement for the Corporation, filed on January 28, 2013, we included disclosure in the “Main Risks” section of each Fund’s summary prospectus that discusses the risks of concentrating investments in a particular industry or sector of the economy. That disclosure is set forth below:

In pursuing its investment strategy, the Fund, at times, may concentrate its investments in the securities of issuers in a particular industry or sector. By concentrating its investments in an industry or sector, the Fund may face more risks than if it were diversified broadly over numerous industries or sectors. Such industry-based risks, any of which may adversely affect the companies in which the Fund invests, may include, but are not limited to, general economic conditions or cyclical market patterns that could negatively affect supply and demand in a particular industry; competition for resources; adverse labor relations; political events; obsolescence of technologies; and increased competition that may affect the profitability or viability of companies in an industry. In addition, at times, an industry or sector may be out of favor and underperform other industries or the market as a whole.

Ms. Sheila Stout, Esq.

February 1, 2013

4.	Staff Comment: The Keeley Alternative Value Fund invests in derivatives, and during the period covered by the report, it had approximately $374,000 in net realized losses from its investments in derivatives. However, the manager commentary about the Fund’s performance in the annual report lacked specific detail about how the use of derivatives affected the performance of this Fund. Going forward, please include more specific detail in the manager’s discussion of the performance of the Fund about the affect that the Fund’s investments in derivatives had on the performance of the Fund.

Response: After discussing this comment with representatives of the Corporation, we hereby confirm that, in future reports to shareholders, management of the Corporation will undertake to include greater detail and specificity in the manager’s discussion of fund performance with regard to the Funds’ investments in derivatives and how those investments affected the performance of the Funds, to the extent applicable.

5.	Staff Comment: The Notes to the Financial Statements discuss the market value of securities that Keeley Small Cap Value Fund had on loan, as well as the cash collateral received for those loans. However, only the value of the cash collateral received is stated in the Fund’s Statement of Assets and Liabilities. Please also include the market value of the securities on loan as a footnote in the Statement of Assets and Liabilities.

Response: In future reports to shareholders, the Corporation will disclose the market value of any securities on loan via a footnote in the Funds’ Statements of Assets and Liabilities.

6.	Staff Comment: In the Financial Highlights section, the expense ratios for the Keeley Alternative Value Fund for the fiscal year ending September 30, 2011, after waivers, do not match the expense cap for that Fund discussed in the Notes to the Financial Statements. Specifically, for that period, Class A shares of the Fund had an expense ratio of 2.21%, but an expense cap of 1.89%, and Class I shares of the Fund had an expense ratio of 1.96%, but an expense cap of 1.64%. Please explain the reasons for the discrepancy and why each share class had an expense ratio 0.32% above its stated expense cap.

Response: The investment adviser for the Keeley Alternative Value Fund has contractually agreed to waive fees and/or reimburse expenses for the Fund such that the total expenses for the Fund do not exceed 1.89% for Class A shares and 1.64% for Class I shares (the “Expense Cap Agreement”). Under the terms of the Expense Cap Agreement, expenses related to interest, tax, litigation, brokerage commissions, charges from buying and selling the Fund’s securities and other extraordinary expenses are not taken into account for the expense cap. These expenses may be imposed on the Fund such that the expense totals

Ms. Sheila Stout, Esq.

February 1, 2013

for the Fund exceeds the cap for each share class set forth in the Expense Cap Agreement. For the period ended September 30, 2011, the 0.32% difference between the expense ratios of Keeley Alternative Value Fund and the expense cap for each share class was due to 0.07% of interest expense and 0.25% of dividend expense. These expenses were excluded from the expense cap per the terms of the Expense Cap Agreement.

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc: Robert Kurinsky, Esq.

      Alan Goldberg, Esq.

KEELEY FUNDS, INC.

111 WEST JACKSON BLVD

SUITE 810

CHICAGO, IL 60604

February 1, 2013

BY EDGAR

Ms. Sheila Stout, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Keeley Funds, Inc.

Securities Act Registration No. 333-124430

Investment Company Act Registration No. 811-21761

On behalf of the Keeley Funds, Inc. (the “Corporation”), we hereby make the following representations:

(i)     The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and

(iii)     The Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky
Name:	Robert Kurinsky
Title:	Secretary